Exhibit 12

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Earnings:
Income from operations	$15,999	$15,979	$26,914	$27,088
Plus: fixed charges	12,495	11,936	24,617	23,232

	28,494	$27,915	$51,531	$50,320
Fixed charges:
Interest expense (income), net including amortization of debt	9,914	9,400	19,414	18,244
Rent expense	7,744	7,609	15,610	14,964
One-third of rent expense (1)	2,581	2,536	5,203	4,988

	12,495	11,936	24,617	23,232
Ratio of earnings to fixed charges	2.28	2.34	2.09	2.17

(1) Represents the portion of rent expense which our management believes is representative of the interest component of rent expense.